FILE No. 823437

Corficolombiana

Nit 890.300.653-6

RECEIVED

2009 AUG -7 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bogotá, D.C., August 3, 2009

09046699

Securities and Echange Commission
Office Of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

RE: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requeriments Under Rule 12g3-2(b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b)

1. Spanish and English notice Homologated rating of Corporación Financiera Colombiana S.A.

   Please be advised that Fitch Ratings Colombia S.A., a Rating Firm, reported that the homologated rating of Corporacion Financiera Colombiana S.A. is AA+/F1+. Please find attached the rating scale of the mentioned firm.

2. Spanish and English notice to the Commnon Assembly Meeting

   The Board of Directors decided to call the non-voting preferred dividend and common shareholders to a shareholders General Assembly Meeting to be held on September 2, 2009. The notice to the Assembly was published on July 31, 2009 on La República and El País newspapers.

3. Spanish and English Shareholders Representation (Resolution 116, of February 27, 2002)

   The Board of Directors maintained in force the Regulation it had adopted to assure compliance with provisions contained on Resolution 116 of 2002 from

dlo 8/11

FILE No. 823437

Superintendencia de Valores, currently Financial Superintendency of Colombia. Please find attached the text of such Regulation.

4. Spanish and English Profit or Loss Proyect to be submitted to the Assembly Meeting

   The Board of Directors approved the profit distribution project for the January-June 2009 period, under the terms provided on the attached document. Such project shall be submitted to the approval of the Shareholders General Assembly meeting.

5. Acceptance renunciation

   Relevant Information:

   The Board of Directors accepted the renunciation of Mrs. Amalia Correa Young who held the position of Vice President of Systems and Operations, and this position is eliminated.

Finally please acknowledge receipt to this letter and it´s enclosures by stamping the eclos-ed copy and returning if our messenger.

Cordially,

JOSE ELIAS MELO ACOSTA
President

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RIDER 1

Notice Homologated rating of Corporación Financiera Colombiana S.A.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

Corficolombiana

Nit 890.300.653-6

FILE No. 823437

Homologated rating of Corporación Financiera Colombiana S.A.

Please be advised that Fitch Ratings Colombia S.A., a Rating Firm, reported that the homologated rating of Corporacion Financiera Colombiana S.A. is AA+/F1+. Please find attached the rating scale of the mentioned firm.

The mentioned homologation process took place when Fitch Ratings from Duff & Phelps de Colombia S.A. a Rating Firm, assumed its position. The rating firm formerly called Duff & Phelps de Colombia S.A changed its name to Fitch Ratings de Colombia S.A.

From the above, the adjustment of Corficolombiana's loan rating granted in June 2009 by Duff & Phelps de Colombia S.A., is not the result of "key factors on which the mentioned rating was based, but on the contrary, on the result obtained in consequence of the homologation process of such ratings assigned on a local scale basis, with respect to the ones assigned by Fitch Ratings globally."

DIRECCION GENERAL

Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843

www.corficolombiana.com

FILE No. 823437

LONG TERM	
AAA	The highest loan rating. This is the highest rate assigned by Fitch Colombia in its domestic rating scale. This rating is assigned to the highest quality obligations with respect to domestic issuers or issuances and is normally assigned to government issued or guaranteed obligations.
AA+, AA, AA-	Very high loan rating. This implies a sound loan quality with respect to other domestic issuers or issuers. The loan risk inherent to these financial obligations differs slightly from domestic issuers or issuances with the highest rating.
A+, A, A-	High loan rating. This is a strong rating with respect to issuers and domestic issuers. However, any change in the circumstances or economic conditions may affect the timely payment capacity compared to the financial obligations with higher ratings.
BBB+, BBB, BBB-	A medium grade rating: This rating is assigned to domestic issuers or issuances with medium loan rating compared to others in the country. However, any changes in the circumstances or economic conditions are very likely to impair their payment capacity compared to financial obligations with higher ratings.
BB+, BB, BB+	Speculative. This represents a relatively vulnerable loan rating, with respect to other domestic issuers or issuances. Within the national context, the payment of these financial obligations implies a certain amount of uncertainty and the timely payment capacity is more vulnerable to adverse economic changes.
B+, B, B-	Highly Speculative: This implies a significantly more vulnerable loan quality with respect to other domestic issuers. The financial obligations are currently being met, but the safety margin is very limited and the ability to continue with the timely payments depends on the favorable and sustained development of the economic and business environment.
CCC, CC, C	High risk of default. This rating includes highly vulnerable loan risk with respect to domestic issuers or issuances. The ability to pay the financial obligations exclusively depends on the favorable and sustained development of the economic and business environment.
D	Default: Default is imminent or has already occurred.
E	Suspended rating: Obligations on which no appropriate information is available.

SHORT TERM	
F1+, F1	High loan rating. This indicates strong timely payment capacity of financial obligations with respect to other domestic issuers or issuances. Under Fitch Colombia's domestic rating scale, this category is assigned to the highest loan rating with respect other domestic risk, and is normally assigned to financial obligations issued or guaranteed by the federal government. When the issuer's or issuances's characteristics are particularly strong a "+" sign is added to the rating.
F2	Very high loan rating. This implies a good timely payment capacity of financial obligations with respect to other domestic issuers or issuances. However, the safety margin is not as high as in the previous rating.
F3	High loan rating. This is for a fair timely payment capacity of financial obligations with respect to other domestic issuers. However, in the short term, such capacity is more likely to be affected by adverse changes than financial obligations with higher ratings.
B	Speculative: This represents uncertain payment capacity with respect to other domestic issuers or issuances. Such capacity is highly susceptible to adverse changes in the short term due to economic changes.
C	High risk of default: High uncertainty of timely payment of financial obligations, with respect to other domestic issuers or issuances. The capacity to meet the financial obligations depends mainly on favorable and stable economic conditions.
D	Default. Default is imminent or has already occurred.
E	Suspended rating: Obligations on which no appropriate information is available.

Homologación de la Calificación de la Corporación Financiera Colombiana S.A.

Para su conocimiento y fines pertinentes, les manifiesto que Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores informó que la calificación homologada de la Corporación Financiera Colombiana S.A. es AA+/F1+. Se anexan las escalas de calificación de la citada sociedad.

Es importante mencionar que el proceso de la homologación citada se realizó como consecuencia de la asunción del control por parte de Fitch Ratings de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, sociedad que, desde el 27 de julio de 2009, cambió su denominación social por la de Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

Acorde con lo anotado, el ajuste en la calificación de riesgo crediticio de Corficolombiana S.A. otorgada en junio de 2009 por Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, no corresponde a "cambios en los aspectos fundamentales sobre los que se fundamentó la calificación mencionada, sino, por el contrario, al resultado obtenido como consecuencia del proceso de homologación de dicha calificación, asignada en escala local, con las asignadas por Fitch Ratings a su grupo de pares a nivel global."

FILE No. 823437

FitchRatings

Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores

LARGO PLAZO EMISOR

AAA	**La más alta calidad crediticia.** Representa la máxima calificación asignada por Fitch Colombia en su escala de calificaciones domésticas. Esta calificación se asigna a la mejor calidad crediticia respecto de otros emisores o emisiones del país y normalmente corresponde a las obligaciones financieras emitidas o garantizadas por el gobierno.
AA+, AA, AA-	**Muy alta calidad crediticia.** Implica una muy sólida calidad crediticia respecto de otros emisores o emisiones del país. El riesgo crediticio inherente a estas obligaciones financieras difiere levemente de los emisores o emisiones domésticas mejor calificadas.
A+, A, A-	**Alta calidad crediticia.** Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores.
BBB+, BBB, BBB-	**Adecuada calidad crediticia.** Agrupa emisores o emisiones con una adecuada calidad crediticia respecto de otros del país. Sin embargo, cambios en las circunstancias o condiciones económicas tienen una mayor probabilidad de afectar la capacidad de pago oportuno que para obligaciones financieras calificadas con categorías superiores.
BB+, BB, BB-	**Especulativa.** Representa una calidad crediticia relativamente vulnerable respecto a otros emisores o emisiones del país. Dentro del contexto del país, el pago de estas obligaciones financieras implica cierto grado de incertidumbre y la capacidad de pago oportuno es más vulnerable a cambios económicos adversos.
B+, B, B-	**Altamente especulativa.** Implica una calidad crediticia significativamente más vulnerable respecto de otros emisores del país. Los compromisos financieros actualmente se están cumpliendo, pero existe un margen limitado de seguridad y la capacidad de continuar con el pago oportuno depende del desarrollo favorable y sostenido del entorno económico y de negocios.
CCC, CC, C	**Alto riesgo de incumplimiento.** Estas categorías agrupan riesgos crediticios muy vulnerables respecto de otros emisores o emisiones dentro del país. Su capacidad de cumplir con las obligaciones financieras depende exclusivamente del desarrollo favorable y sostenible en el entorno económico y de negocios
D	**Incumplimiento.** Se asigna a emisores o emisiones que actualmente hayan incurrido en incumplimiento.
E	**Calificación suspendida.** Obligaciones que, ante reiterados pedidos de la calificadora, no presenten información adecuada.

FILE No. 823437

FitchRatings

Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores

LARGO PLAZO EMISOR	
AAA	La más alta calidad crediticia. Representa la máxima calificación asignada por Fitch Colombia en su escala de calificaciones domésticas. Esta calificación se asigna a la mejor calidad crediticia respecto de otros emisores o emisiones del país y normalmente corresponde a las obligaciones financieras emitidas o garantizadas por el gobierno.
AA+, AA, AA-	Muy alta calidad crediticia. Implica una muy sólida calidad crediticia respecto de otros emisores o emisiones del país. El riesgo crediticio inherente a estas obligaciones financieras difiere levemente de los emisores o emisiones domésticas mejor calificadas.
A+, A, A-	Alta calidad crediticia. Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores.
BBB+, BBB, BBB-	Adecuada calidad crediticia. Agrupa emisores o emisiones con una adecuada calidad crediticia respecto de otros del país. Sin embargo, cambios en las circunstancias o condiciones económicas tienen una mayor probabilidad de afectar la capacidad de pago oportuno que para obligaciones financieras calificadas con categorías superiores.
BB+, BB, BB-	Especulativa. Representa una calidad crediticia relativamente vulnerable respecto a otros emisores o emisiones del país. Dentro del contexto del país, el pago de estas obligaciones financieras implica cierto grado de incertidumbre y la capacidad de pago oportuno es más vulnerable a cambios económicos adversos.
B+, B, B-	Altamente especulativa. Implica una calidad crediticia significativamente más vulnerable respecto de otros emisores del país. Los compromisos financieros actualmente se están cumpliendo, pero existe un margen limitado de seguridad y la capacidad de continuar con el pago oportuno depende del desarrollo favorable y sostenido del entorno económico y de negocios.
CCC, CC, C	Alto riesgo de incumplimiento. Estas categorías agrupan riesgos crediticios muy vulnerables respecto de otros emisores o emisiones dentro del país. Su capacidad de cumplir con las obligaciones financieras depende exclusivamente del desarrollo favorable y sostenible en el entorno económico y de negocios.
D	Incumplimiento. Se asigna a emisores o emisiones que actualmente hayan incurrido en incumplimiento.
E	Calificación suspendida. Obligaciones que, ante reiterados pedidos de la calificadora, no presenten información adecuada.

RIDER 2

Notice to the common Assembly meeting of non-voting preferred dividend shareholders and common shareholders

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

To the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders, to be held on September 2, 2009, at 10:00 a.m., at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá, D.C., to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Stockholders and the Non-Voting Preferred Dividend Stockholders to the General Assembly Meeting of Common Stockholders to be held on September 2, 2009, at 10:30 a.m. at Carrera 7 No. 78-96 Club El Nogal, in the city of Bogotá, D.C.

The order of the day is the following:

1. Quorum verification
2. Reading of the Order of the Day and approval
3. Approval of the Regulation by the General Assembly Meeting of Common Shareholders
4. Appointment of a commission to approve the minute of the Assembly Meeting
5. CFC's Board of Directors and President's report on the January-June 2009 period
6. Individual and consolidated financial statements as of June 30, 2009
7. Statutory Auditor's report
8. Approval of the management reports and financial statements
9. Profit distribution project
10. Report of the Board of Directors on the Audit Committee's performance
11. Report on donations
12. Proposals and miscellaneous

The documents required by the law shall be available to the shareholders at the CFC's Secretary's Office (at Carrera 13 No. 26-45 Piso 8 in the city of Bogota), within fifteen days previous to the assembly meeting.

Any shareholder who may not personally attend the Assembly Meetings in kindly requested to appoint proxies to represent him through a written communication sent to the Corporation's President, indicating the principal and agent's name, the name of the individual who may substitute the agent as the case may be, the date of the Assembly meeting for which the power is granted, and the types of shares represented. It has been agreed that except in the case of legal representation, CFC's managers and employees may not represent any shares other than their own nor, substitute the powers they have been conferred.

JOSE ELIAS MELO ACOSTA
President

Corficolombiana

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

situado cerca del otro cuartel que la Guardia Civil tiene en esa región.

Apenas una hora después del atentado, las autoridades pusieron en marcha la 'Operación Jaula' y ordenaron el cierre del aeropuerto y el puerto naval de Palma de Mallorca para evitar que los terroristas pudieran abandonar la isla mediterránea, uno de los principales destinos turísticos de España, que cada año recibe decenas de miles de visitantes de toda Europa.

Palma de Mallorca es también el lugar

España toma medidas

■ **El Gobierno español** ha dado instrucciones a las fuerzas de seguridad para que "extremen la vigilancia" y también su protección, tras los últimos atentados de la organización terrorista ETA, que asesinó a dos agentes de la Guardia Civil en la isla de Mallorca.

■ **El presidente del Gobierno,** Jose Luis Rodriguez Zapatero, aludió a esas instrucciones en un discurso transmitido por televisión desde el Palacio de la Moncloa, en el que condenó el ataque y rindió homenaje a los caídos.

EL PRESIDENTE DE LA CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 2 de septiembre de 2009 a las 10:00 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios a la Asamblea General Ordinaria de Accionistas que se realizará el 2 de septiembre de 2009 a las 10:30 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Aprobación Reglamento Asamblea General Ordinaria de Accionistas
4. Designación de la comisión para aprobación del acta de Asamblea
5. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio enero- junio de 2009
6. Estados financieros individuales y consolidados con corte a 30 de junio de 2009
7. Dictamen del Revisor Fiscal
8. Aprobación de los informes de la administración y de los estados financieros
9. Proyecto de distribución de utilidades
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoria
11. Informe donaciones
12. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELIAS MELO ACOSTA
Presidente

Corficolombiana

FILE No. 823437

INFRAESTRUCTURA 5A

VIERNES 31 DE JULIO DE 2009 LA REPUBLICA

EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 2 de septiembre de 2009 a las 10:00 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios a la Asamblea General Ordinaria de Accionistas que se realizará el 2 de septiembre de 2009 a las 10:30 a.m., en la Carrera 7 No. 78-96, Club El Nogal, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Aprobación Reglamento Asamblea General Ordinaria de Accionistas
4. Designación de la comisión para aprobación del acta de Asamblea
5. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio enero- junio de 2009
6. Estados financieros individuales y consolidados con corte a 30 de junio de 2009
7. Dictamen del Revisor Fiscal
8. Aprobación de los informes de la administración y de los estados financieros
9. Proyecto de distribución de utilidades
10. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
11. Informe donaciones
12. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSE ELIAS MELO ACOSTA
Presidente

VIGILADO

Corficolombiana

ESPACIO EN BLANCO

ESPACIO EN BLANCO

RIDER 3

Shareholders Representation (Resolution 116, of February 27/2002)

FILE No. 823437

REGULATION TO APPLY RESOLUTION 116 OF

FEBRUARY 27/2002 FROM SUPERINTENDENCIA DE VALORES

RESOLUTION

The Board of Directors with the legal and statutory powers conferred and

Considering

1) That Superintendencia de Valores added Resolution 1200 of 1995, with the issuance of Resolution 116 of February 27, 2002.
2) That the first article of Resolution 116 of 2002 stipulates the immediate suspension of any behavior that may attempt against the rights of minority shareholders.
3) That by virtue of Resolution 116 of 2002, the Board of Directors of issuers is required to establish a regulation containing appropriate and sufficient measures intended to provide equitable treatment to all the shareholders.
4) That by virtue of the requirements of Resolution 116 of 2002, and in order to guarantee compliance with such resolution, the Board of Directors is issuing the following regulation.

RESOLVES

ONE: FORBIDDEN BEHAVIORS. The following behaviors are forbidden by the mentioned regulation.

1. Encourage, promote and suggest the shareholders to grant powers to their respective proxy at the shareholders assembly meetings without a clear indication of the name of the said proxy.
2. Receive from the shareholders powers to participate at the shareholders assembly meetings, where the name of the respective proxy is not clearly indicated.
3. Accept the validity of the powers conferred by the shareholders, without meeting the requirements provided on article 184 of the Commerce Code[1], to attend shareholders meeting.
4. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, liquidators and other officials of the company, are not allowed to suggest nor determine the name of the proxies that will attend the shareholders meetings.
5. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, are not allowed to encourage the shareholders to vote for a certain list.
6. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, shall abstain from suggesting, coordinating, making an agreement with any shareholder or proxy, on the introduction to the assembly of proposals to be submitted to consideration.

[1] Article 184 of the Commerce code requires the following with respect to conferring powers: (i) Such powers are to be granted in written form, (ii) An indication of the proxy and the individual substituting him, as the case may be, shall be clearly indicated, (iii) the date or time of the meeting or meetings for which the powers are conferred. The same requirements apply to the powers granted abroad.

7. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, shall abstain from suggesting, coordinating, or making any agreement with any shareholder or proxy, on voting in favor or against any proposal submitted to the assembly meeting.
8. Also, the above mentioned activities are prohibited when promoted by an intermediary.
9. The managers or employees of the company may exercise the political powers inherent to their own actions and the ones they represent when acting as legal representatives.
10. With respect to the individuals who, pursuant to the by-laws, exercise the legal representation of the company, the liquidators and other officials of the company, are required at all times to provide equal treatment to all the shareholders of the company.

TWO: CORRECTIVE MEASURES AND SETTLEMENT: The legal representatives, managers and other officials of CORPORACION FINANCIERA COLOMBIANA S.A. shall use the following corrective measures and settlement:

1. Return to principals the powers that may represent a breach to the first article of this regulation.
2. Inform the shareholders that they shall abstain from granting powers to any individual directly or indirectly engaged in the management of the company or have some kind of relationship with employees of the company.
3. Abstain from receiving special powers before the calling to the meeting whereby the issues to be treated at the respective assembly are reported.
4. Adopt any necessary measures in order to make sure the officials of the company maintain their neutrality with respect to the different shareholders.
5. Prior to the shareholders assembly meeting, adopt any appropriate and sufficient measure to guarantee the effective participation of the shareholders at the assembly and the exercise of their political powers.

THREE: COMPLIANCE WITH THE REGULATION. The General Secretary of Corporacion Financiera Colombiana S.A. is responsible for the compliance with the regulation. As such, the secretary shall submit a report as required by the Board of Directors, on the compliance with the regulation. In case of any breach, the Board of Directors shall take any appropriate corrective measure against the legal representatives, managers and other officials of the company, as the case may be.

FOUR: BOARD OF DIRECTORS REQUIREMENTS: The members of the Board of Directors prior to every assembly meeting, shall require the responsible official to verify the compliance with the procedures provided on the Regulation, so that they are advised on the compliance with the same, and shall take any appropriate measure to solve any default.

FIVE: INTERPRETATION: The interpretation of this regulation shall be made by the Board of Directors.

REGLAMENTO DE APLICACIÓN DE LA RESOLUCION 116 DE FEBRERO 27/2002 EXPEDIDA POR LA SUPERINTENDENCIA DE VALORES

RESOLUCION

La Junta Directiva en uso de sus facultades legales y estatutarias y

Considerando

1) Que la Superintendencia de Valores adicionó la Resolución 1200 de 1995, mediante la expedición la Resolución 116 del 27 de febrero de 2002.

2) Que la Resolución 116 de 2002, en su artículo primero ordena suspender de inmediato conductas que atenten contra los derechos de los accionistas minoritarios.

3) Que en virtud de la Resolución 116 de 2002, las Juntas Directivas de las sociedades emisoras de acciones, estarán obligadas a establecer un reglamento que contenga medidas apropiadas y suficientes, orientadas a obtener un trato equitativo a todos los accionistas de la sociedad.

4) Que en virtud de los requerimientos de la Resolución 116 de 2002, y con el fin de asegurar el cumplimiento de dicha resolución, la Junta Directiva emite el siguiente reglamento.

RESUELVE

PRIMERO: CONDUCTAS PROHIBIDAS. Por medio del presente reglamento, se prohíben las siguientes conductas:

1. Incentivar, promover o sugerir a los accionistas el otorgamiento de poderes donde no aparezca claramente definido el nombre del representante para las asambleas de accionistas de las respectivas sociedades.

2. Recibir de los accionistas poderes para las reuniones de asamblea, donde no aparezca claramente definido el nombre del respectivo representante.

3. Admitir como válidos poderes conferidos por los accionistas, sin el lleno de los requisitos establecidos en el artículo 184 del Código de Comercio[1], para participar en asambleas de accionistas.

4. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir o determinar el nombre de quienes actuarán como apoderados en las asambleas a los accionistas.

5. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido recomendar a los accionistas que voten por determinada lista.

6. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la presentación en la asamblea de propuestas que hayan de someterse a su consideración.

7. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la votación a favor o en contra de cualquier proposición que se presente en la misma.

8. También deberán suspenderse las prácticas descritas en el presente artículo cuando las mismas se realicen por interpuesta persona.

9. Los administradores o los empleados de la sociedad, podrán ejercer los derechos políticos inherentes a sus propias acciones y a aquellas que representen cuando actúen en calidad de representantes legales.

10. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, éstos estarán obligados en todo momento a asegurar un trato equitativo a todos los accionistas de la compañía.

SEGUNDO: MEDIDAS CORRECTIVAS Y DE SANEAMIENTO. Los representantes legales, administradores y demás funcionarios de CORPORACION FINANCIERA COLOMBIANA S.A., deberán adoptar las siguientes medidas correctivas y de saneamiento:

1. Deberán devolver a los poderdantes los poderes que pudieren contravenir lo prescrito en el artículo primero del presente reglamento.

2. Deberán informar a los accionistas que los poderes no podrán conferirse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

3. Deberán abstenerse de recibir poderes especiales antes de la convocatoria por medio de la cual se informe los asuntos a tratar en la asamblea respectiva.

4. Deberán adoptar todas las medidas necesarias para que los funcionarios de la sociedad obren con neutralidad frente a los distintos accionistas.

5. Deberán, previa a la celebración de la asamblea de accionistas, adoptar todas las medidas apropiadas y suficientes para garantizar la participación efectiva de los accionistas en la asamblea y el ejercicio de sus derechos políticos.

TERCERO: RESPONSABLE DEL CUMPLIMIENTO DEL REGLAMENTO. Se designa al Secretario General de la Corporación Financiera Colombiana S.A. como responsable del cumplimiento del presente Reglamento. En tal condición, estará obligado a rendir un reporte cuando la Junta Directiva así lo solicite, indicando si se está dando cumplimiento al reglamento. En caso de que no se esté cumpliendo el reglamento, la Junta Directiva deberá tomar las medidas correctivas que estime pertinentes contra los representantes legales, administradores y demás funcionarios de la sociedad.

CUARTO: OBLIGACION DE LOS MIEMBROS DE LA JUNTA DIRECTIVA. Los miembros de la Junta Directiva deberán requerir antes de cada asamblea al funcionario responsable de verificar el cumplimiento de los procedimientos establecidos en el Reglamento, con el fin de que se les informe sobre el cumplimiento del mismo, y tomarán las medidas necesarias para remediar las posibles falencias detectadas.

QUINTO: INTERPRETACION. La interpretación de este reglamento estará a cargo de la Junta Directiva.

---

[1] El art. 184 del Código de Comercio exige para los poderes: (i) Que sean otorgados por escrito, (ii) Que en él se indique el nombre del apoderado y la persona que ha de sustituirlo, si es del caso, (iii) la fecha o época de la reunión o reuniones para las que se confieren. Los poderes otorgados en el exterior sólo requieren estas mismas formalidades

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RIDER 4

Profit or loss Project to be submitted to the Assembly Meeting

FILE No. 823437

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
June 30, 2009

Profit before tax		$ 142,815,883,801.32
Less: tax provisions		$ 4,550,000,000.00
Profit after tax		$ 138,265,883,801.32
To release reserve for future distributions (Taxable) :		$ 150,759,024,654.12
Profit at the disposal of the Assembly :		**$ 289,024,908,455.44**
Reserve on investment valuation Dec 2336 /95	$ 26,874,248,485.00	
Reserve for future distributions	$ 152,150,659,970.44	
Dividend in cash of Col.Ps 642 per share over 160,543,030 common shares and 10.772,923 subscribed and paid in preferred shares as of June 30, 2009. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from October, 2009.	**$ 110,000,000,000.00**	
	-	
EQUAL AMOUNTS	**$ 289,024,908,455.44**	**$ 289,024,908,455.44**

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JUNIO 30 DE 2009

Utilidad antes de impuestos			$	142,815,883,801.32
Menos: provisión de impuestos			$	4,550,000,000.00
Utilidad del ejercicio después de impuestos:			$	138,265,883,801.32
Liberar reserva futuros repartos:			$	150,759,024,654.12
Utilidad a disposición de la Asamblea :			$	289,024,908,455.44
Reserva sobre valoración de inversiones Dec 2336 /95	$	26,874,248,485.00		
Reserva para futuros repartos	$	152,150,659,970.44		
Dividendo en efectivo de $642 por acción sobre las 160.543.030 acciones ordinarias y las 10.772.923 acciones preferenciales suscritas y pagadas a junio 30 de 2009. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2009.		$110,000,000,000.00		
	$	-		
SUMAS IGUALES	**$**	**289,024,908,455.44**	**$**	**289,024,908,455.44**

Corficolombiana